

15007461



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

December 18, 2008

John C. Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-18-08

Re: Monsanto Company
Incoming letter dated November 21, 2008

Dear Mr. Harrington:

This is in response to your letter dated November 21, 2008 concerning the shareholder proposal you submitted to Monsanto. In that letter, you requested that the Commission review the Division of Corporation Finance's November 7, 2008 letter granting no-action relief to Monsanto's request to exclude your proposal from its 2009 proxy materials. We also have received a letter from Monsanto dated December 9, 2008.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Exchange Act rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Eric S. Robinson
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 9, 2008

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Monsanto Company / Proposal Submitted by Harrington Investments, Inc.

Ladies and Gentlemen:

As you are aware, Monsanto Company, a Delaware corporation ("Monsanto" or the "Company"), received a shareowner proposal (the "Proposal") and supporting statement, submitted by John C. Harrington of Harrington Investments, Inc. (the "Proponent"), that the Proponent wished to have included in Monsanto's proxy statement (the "Proxy Statement") for its 2009 annual meeting of shareowners (the "2009 Annual Meeting"). The Proposal sought to have Monsanto's shareowners vote to amend the Company's Bylaws to establish a requirement that all directors take an oath of allegiance to the Constitution of the United States of America (the "Proposed Bylaw"). This letter is in response to the appeal by the Proponent of the previous determination of the staff (the

"Staff") of the Securities and Exchange Commission (the "Commission") to not recommend enforcement action to the Commission if Monsanto omitted the Proposal from its proxy materials in reliance on Rule 14a-8(i)(2). By way of this letter, the Company respectfully submits that the Proponent's appeal should be denied.

On September 10, 2008, we sent a letter (the "Company Letter") to the Staff setting forth four separate bases for exclusion of the Proposal from the Proxy Statement and requested that the Staff confirm that it would not recommend enforcement action against Monsanto should Monsanto omit the Proposal from the Proxy Statement. The Company Letter also enclosed the opinion of the Company's Delaware counsel, Richards, Layton & Finger, P.A. (the "Delaware Opinion"), that the Proposed Bylaw, if adopted by the Company's shareowners, would be invalid under the General Corporation Law of the State of Delaware. See Exhibit C to the Company Letter. The Proponent responded to the Company Letter in a letter dated October 8, 2008. On November 7, 2008, the Staff indicated that Monsanto may exclude the Proposal under Rule 14a-8(i)(2) and that they would not recommend enforcement action to the Commission if Monsanto omitted the Proposal from its proxy materials in reliance on Rule 14a-8(i)(2). In reaching this position, the Staff indicated that it did not find it necessary to address the alternative bases for omission presented in the Company Letter. On December 1, 2008, the Company filed with the Commission and began mailing to its shareowners its definitive Proxy Statement for the 2009 Annual Meeting, which did not include the Proposal. On that same day, the Commission received a letter from the Proponent (dated November 21, 2008) purporting to appeal the Staff's November 7, 2008 determination (the "Appeal Letter").

The Company believes that the Staff's determination was correct and that the substance of the Proposal, if implemented, would be invalid under Delaware's General Corporation Law and was therefore validly excluded from the Proxy Statement. This conclusion is supported by the Delaware Opinion, which has been reaffirmed by Richards, Layton & Finger, P.A. in the letter attached hereto as Exhibit A. Rule 14a-8(i)(2) of the Securities Exchange Act of 1934, as amended, provides that a proposal may be excluded if it "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." As stated in the Company Letter, it is the Company's position that the Proposal, if adopted by the Company's shareowners, would be invalid under Delaware's General Corporation Law because it (1) imposes an unreasonable and unfair qualification on directors of the Company and (2) would require the directors to violate their fiduciary duties.

Delaware case law supports the proposition that specific qualifications for directors of Delaware corporations may not be "unreasonable or unfair."[1] The Delaware courts, as well as various authorities on corporate law, have suggested that director qualifications are "reasonable" only to the extent such qualifications are legitimately related to the objects and purpose of the business of the corporation or the corporation's compliance with applicable laws and regulations and are not otherwise inequitable. The Company is a global provider of agricultural products; it does not operate in an industry subject to restrictions on the national origin of its directors. The director qualifications contemplated by the Proposal would be completely unrelated to the business and internal affairs of the Company and could limit the potential candidates who would be willing to serve on the Company's Board of Directors (the "Board").

In addition, the Proposal, if adopted, would impermissibly restrict the directors' exercise of their fiduciary duties. The oath contemplated by the Proposal requires the Board to consider whether each of its decisions is consistent with such oath. Such restriction could potentially impair the Board's ability to discharge its fiduciary duty to manage the business and affairs of the Company. The directors could be forced, as a result of taking the oath, to vote against (or refrain from taking) a proposed action even if such action were permissible under applicable law and, as determined by the directors in the exercise of their fiduciary duties, would otherwise be in the best interests of the Company and its shareowners. The Board could also determine that it is in the best interests of the Company and its shareowners to nominate a foreign national to the Board (or appoint a foreign national to the Board to fill a vacancy) but may be constrained in that selection due to the nominee's inability to take the oath. In either case, the Board's obligation to abide by its fiduciary duties to the Company and its shareowners would be subordinated to the changes made to the Bylaws in accordance with the Proposal. Such subordination is impermissible under Delaware law, as discussed in the Delaware Opinion.

We note that Rule 14a-8(i)(2) is not the only basis on which the Company believes it may omit the Proposal from the Proxy Statement. As set forth in the Company Letter, Monsanto believes that the Proposal may also be excluded from the Proxy Statement under Rules 14a-8(i)(1) (Improper under state law), 14a-8(i)(3) (Violation of proxy rules), and 14a-8(i)(6) (Absence of power/authority).

While the Staff's initial determination was issued on November 7, 2008, the Appeal Letter, despite being dated November 21, 2008, was not received by the Commission until December 1, 2008, the very same day that the Company filed and began

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[1] *See* Stroud v. Grace, 1990 Del. Ch. LEXIS 185, at *28 (Del. Ch. Nov. 1, 1990), rev'd on other grounds, 606 A.2d 75 (Del. 1992).

mailing its definitive Proxy Statement. In the Company Letter, we noted that the Company expected to file definitive proxy materials on or about December 1, 2008, and as such this deadline was known to the Proponent. Nevertheless, the Proponent, who never delivered a copy of the Appeal Letter to the Company, submitted the Appeal Letter such that it was not received by the Commission until after the Company filed its proxy materials. The 2009 Annual Meeting is currently scheduled for January 14, 2009, leaving only 23 business days between the date of this letter and the 2009 Annual Meeting to respond to and adequately address any actions taken by the Commission in respect of the appeal. Such timing constraints, which could have been avoided with a timely appeal, are prejudicial to the Company. Moreover, as a procedural matter, we believe that the Appeal Letter is insufficient to form the basis for an appeal of the Staff's determination as it merely states that the Staff "appears to have based its decision solely on the opinion of Monsanto Corporation's [sic] lawyers," and makes the extraordinary assertion that the Proposal "rais[es] questions about national security" which, in the Proponent's view, merits that the Commissioners "find the time to devote their personal attention to the proposal." As noted above, we respectfully submit that there were broad, substantial grounds for omitting the Proposal from the Company's proxy statement, including that the Proposed Bylaw, if adopted by shareowners, would be invalid under Delaware law. The Proponent has not offered an opinion of counsel that challenges any of the reasoning, analysis or conclusion of Richards, Layton & Finger, P.A. that was attached to the Company Letter.

Based on the foregoing, the Company respectfully submits that the Proponent's appeal should be denied. If you have any questions regarding this matter or require additional information, please contact the undersigned or Ross A. Fieldston of Wachtell, Lipton, Rosen & Katz, counsel to the Company, at (212) 403-1000, or Nancy Hamilton, Deputy General Counsel, Corporate Governance, Monsanto Company at (314) 694-4296.

Very truly yours,



Eric S. Robinson

Enclosures

cc: Nancy Hamilton, Monsanto Company
John C. Harrington, Harrington Investments, Inc.

RICHARDS
LAYTON &
FINGER

December 9, 2008

Monsanto Company
800 North Lindbergh Blvd.
St. Louis, MO 63167

Re: Shareowner Proposal Submitted by John C. Harrington of Harrington Investments, Inc.

Ladies and Gentlemen:

Reference is made to the opinion letter, dated September 10, 2008 (the "Opinion Letter"), issued by this firm to Monsanto Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John C. Harrington of Harrington Investments, Inc. (the "Proponent") that the Proponent has advised the Company that he intends to present at the Company's 2009 annual meeting of shareowners (the "Annual Meeting"). This letter is intended to supplement and be made an integral part of the Opinion Letter. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Opinion Letter.

A copy of the Opinion Letter has been previously delivered to the Company and was included in the letter, dated September 10, 2008, from Eric S. Robinson of Wachtell, Lipton, Rosen & Katz and delivered to the staff (the "Staff") of the Securities Exchange Commission (the "SEC") setting forth the bases for exclusion of the Proposal from the Company's proxy statement for the Annual Meeting (the "Proxy Statement") and requesting that the Staff confirm that it would not recommend enforcement action against the Company should the Company omit the Proposal from the Proxy Statement. One such basis was that the Proposal, if implemented, would be invalid under the General Corporation Law of the State of Delaware (the "General Corporation Law") and therefore should be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(2) promulgated under the Securities and Exchange Act of 1934, as amended. The Opinion Letter set forth various reasons supporting this basis for exclusion.

We understand that on November 7, 2008, the Staff indicated that the Company may exclude the Proposal from its Proxy Statement pursuant to Rule 14a-8(i)(2), and that the Staff would not recommend enforcement action if the Company omitted the Proposal from its Proxy Statement in reliance on Rule 14a-8(i)(2). We also understand that on December 1, 2008, the SEC received a letter from the Proponent (dated November 21, 2008) purporting to appeal

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

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the Staff's November 7, 2008 determination. In connection with the foregoing, you have asked us to confirm, as of the date hereof, our opinion as expressed in the Opinion Letter.

Based upon and subject to the discussion set forth herein and in the Opinion Letter, and subject to the assumptions, limitations, exceptions and qualifications set forth herein and therein, it is our opinion that the Proposed Bylaw, if adopted by the shareowners, would be invalid under the General Corporation Law.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and in the Opinion Letter. We understand that you may furnish a copy of this letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/JMZ


HARRINGTON
INVESTMENTS, INC.

November 21, 2008

Office of the Secretary
Florence Harmon, Acting Secretary
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0609

Dear Secretary Katz,

I am writing to appeal the SEC staff's no-action decision regarding my shareholder proposal to the Monsanto Corporation. The staff appears to have based its decision solely on the opinion of Monsanto Corporation's lawyers. Given that some might interpret my proposal to establish the allegiance of Monsanto Corporation's Directors as raising questions about national security, I hope that the Commissioners will find the time to devote their personal attention to the proposal.

Sincerely,

John C. Harrington
President

END

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